                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1.   Name and Address of Reporting Person*

Maglich                            Bogdan                     C.
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   (Last)                           (First)             (Middle)

1601 Alton Parkway, Unit B
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                                    (Street)

Irvine                                CA                92606
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

HiEnergy Technologies, Inc. (HIET)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     12/26/02
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chairman and Chief Scientific Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A)         Amount of     ship
                                                    3.           or Disposed of (D)              Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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Common Stock                          12/26/02         G       V     5,000        D     --
Common Stock                          12/26/02         G       V     5,000        D     --
Common Stock                          12/26/02         G       V     5,000        D     --
Common Stock                          12/26/02         G       V     5,000        D     --
Common Stock                          12/26/02         G       V     5,000        D     --
Common Stock                          12/26/02         G       V     5,000        D     --      2,270,708       D
Common Stock                                                                                    1,236,735       I          (1)
Common Stock                                                                                    3,345,601       I          (2)
Common Stock                                                                                    1,500,000       I          (3)


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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) These shares are owned directly by Advanced Projects Group, Inc., a Delaware corporation, and indirectly by Dr. Maglich. Dr. Maglich is a majority stockholder of Advanced Projects Group, Inc. Dr. Maglich disclaims beneficial ownership of the stock held by Advanced Projects Group, Inc. beyond his pecuniary interest and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) These shares are owned directly by Maglich Family Holdings, Inc., a Delaware corporation and a ten percent stockholder of the issuer, and indirectly by Dr. Maglich. Dr. Maglich is a majority stockholder of Maglich
Family Holdings, Inc. Dr. Maglich disclaims beneficial ownership of the stock held by Maglich Family Holdings, Inc. beyond his pecuniary interest and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) These shares are owned directly by Maglich Innovations Fund, Inc., a Delaware corporation, and indirectly by Dr. Maglich, who is the sole stockholder and control person of Maglich Innovations Fund, Inc.

                              /s/ B.C. Maglich                       12/30/02
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                             ** Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.